

April 19, 2012

<u>Via E-mail</u>
Richard Wayne
President and Chief Executive Officer
Northeast Bancorp
500 Canal Street
Lewiston, Maine 04240

Re: **Northeast Bancorp**
         Registration Statement on Form S-1/A
         Filed April 12, 2012
         File No. 333-180215

Dear Mr. Wayne:

        We have monitored your filing for the issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

<u>General</u>

   1. Please fill-in as much of your document as practicable in your next amendment.

Prospectus cover page

2. Revise the second sentence, as applicable, to state separately the number of voting and non-voting shares being sold by the selling shareholder.

3. Revise the third paragraph to add that the non-voting common stock does not trade and include a cross-reference to the "Transfer and Conversion …" section on page 39.

Prior Comment 5
Prospectus Summary

4. We restate prior comment 5 in part. Please revise the summary to clarify the reasons for the offering and why there are selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel